FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

September 24, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is September 24, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports drill results from its 2007 resource drilling program on the Ben Vein at its Terra Project in Alaska.

Item 5.	Full Description of Material Change

The Issuer reports drill results from its 2007 resource drilling program on the Ben Vein at its Terra Project in Alaska.  This drilling is the first detailed definition drill campaign conducted on one of the four currently defined high-grade gold veins on the property.  Results confirm the extensive nature of the gold mineralization, with every hole intersecting the main vein and many intersecting multiple subsidiary gold bearing veins in the hanging wall and footwall.

The Issuer is reporting the results from the first eleven holes completed of a total of fifteen holes drilled on the Terra project this season.  Twelve drill holes were completed on the Ben Vein and three on the Ice Vein approximately 3 kilometres to the south.  A short video of the drill rig at the Ice Vein can be seen on the home page of the Issuer’s website – www.ITHmines.com.  Drilling at the Ben Vein area included intervals spread over a strike length of 400 metres and 250 metres down dip (Figure 1 and Table 1).  Results to date indicate a very robust high-grade gold system which remains open in all directions.  The Issuer has also completed the initial phase of an environmental characterization study of the Terra project, collecting baseline water data as well as flora and fauna assessments, the information from which will form an integral part of its planned 43-101 complaint resource estimate.

Interpretation

A total of thirty holes have been completed on the Terra property to date, outlining four high angle vein systems over a 5 kilometre long zone.  The veins appear intimately associated with the margin of a Donlin Creek age diorite intrusive (67 Ma) and have a general north to northwest trend.  The Ben Vein area has received the bulk of the drilling to date and will be the focus of the initial resource modeling effort to take place this winter when all the results have been received and verified.  In addition, in several cases the reported Main Vein mineralized zone expands significantly when the cutoff is lowered from 3 g/t to 1 g/t (see Table 2).

The 2007 results have been highly encouraging in not only outlining a consistent and well-mineralized main vein structure but also in intersecting a large number of potentially very significant gold bearing subsidiary veins.  Some subsidiary veins are exceptionally high-grade (such as hole TR07-20 with a new   footwall  zone returning 0.6 m @ 43.2 g/t gold and hole TR07-22  with new hangingwall zone returning 0.8 m @ 14.5 g/t gold) and could positively impact upon any future mining operation.  These new vein zones are currently being modeled to assess continuity.  From the data currently available, it appears that a number of higher grade shoots are developing within the overall Ben Vein system which could form the nucleus for an initial mining target at the Terra project.

In addition, the Issuer conducted an initial three hole drill test of the Ice Vein target, which is approximately 3 kilometres to the south of the last drill intersection on the southernmost end of the Ben Vein.  Although assays are pending on these drill holes, the vein system was intersected in all three holes and a number of the veins contained visible gold in the core.

Table 1

Significant Terra drill intersections at a 3 g/t gold cutoff

Hole #	From (metres)	To (metres)	Thickness (metres)	Gold Grade(g/t)	Vein Name
TR07-18	125.00	125.40	0.40	14.95
	147.90	149.01	1.11	4.47	Main
TR07-19	144.53	144.83	0.30	5.14	Main
TR07-20	34.86	35.12	0.26	60.60
	39.62	40.25	0.63	12.80
	47.18	47.93	0.75	10.42
	125.70	127.51	1.81	4.08
	128.58	131.34	2.76	7.72	Main
	139.78	139.98	0.20	17.90
	319.74	320.34	0.60	43.20
	323.05	323.27	0.22	15.95
TR07-21	39.84	40.04	0.20	7.48
	155.49	156.65	1.16	12.22	Main
TR-0722	74.37	74.64	0.27	13.80
	107.12	107.60	0.48	14.81
	137.60	138.38	0.78	14.51
	155.45	155.94	0.49	61.07	Main
TR07-23	173.64	176.63	2.99	4.57	Main
TR07-24	199.44	200.10	0.66	9.20	Main
	236.12	236.46	0.34	8.16
TR07-25	162.15	163.04	0.89	25.33	Main
	170.55	171.00	0.45	12.02
TR07-26	52.62	53.05	0.43	18.39
	62.01	63.72	1.71	20.72	Main
	78.74	78.94	0.20	72.30
TR07-27	99.77	102.25	2.48	28.14	Main
	126.36	126.66	0.30	15.95
TR07-28	109.51	109.73	0.22	11.45
	111.07	113.23	2.16	16.74	Main
	118.11	119.12	1.01	7.68
	140.99	141.29	0.30	12.30

Table 2

Significant Main Ben Vein intersections at a 1g/t cutoff

Hole #	From (metres)	To (metres)	Thickness (metres)	Gold Grade(g/t)	Vein Name
TR07-20	125.70	134.72	9.02	4.05	Main
TR-0722	153.92	157.33	3.41	10.44	Main
TR07-26	61.13	64.22	3.09	12.00	Main
TR07-27	99.22	103.34	4.12	17.81	Main
TR07-28	109.51	114.51	5.00	8.24	Main

Figure 1

Plan maps showing Ben and Ice Vein drill hole locations and property-wide drill hole map.

Completion of Issuer’s Earn-In

The Issuer anticipates that, by the end of October, 2007, it will have incurred sufficient expenditures to have earned a 60% interest in the Terra project from AngloGold Ashanti (U.S.A.) Exploration Inc. (“AngloGold”), 28 months ahead of schedule.  Following the Issuer having earned its 60% interest, AngloGold will have 90 days to decide whether or not to exercise its right to earn back an additional 20% interest in the project, which it may do by incurring an aggregate of USD 4,000,000 in expenditures over two years.  Should AngloGold elect not to exercise its back-in right, each of AngloGold and the Issuer will thereafter be responsible for its proportionate share of all further expenditures.  A party which fails to contribute its proportionate share of ongoing expenditures will be diluted, and upon a party’s interest being diluted to 10% that interest will automatically be converted into a 2% net smelter return royalty.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.  Mr. Pontius is the President and CEO of the Issuer.

The work program at Terra was designed and supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of the Issuer responsible for carrying out the Issuer’s exploration programs), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph all sample shipments which are then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of planned exploration programs, the timing and nature of anticipated exploration program results and the discovery and delineation of mineral deposits/resources/reserves.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

September 24, 2007